

December 16, 2010

Mr. James E. Levine
Chief Financial Officer
Verenium Corporation
55 Cambridge Parkway
Cambridge, Massachusetts 02142

>   **Re:**   **Form 10-K for the Year Ended December 31, 2009**
>   **Form 10-Q for the Period Ended September 30, 2010**
>   **Definitive 14A filed April 30, 2010**
>   **File No. 0-29173**

Dear Mr. Levine:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief